                                   FORM 11-K

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file number -00-22007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Southwest Bank of Texas 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Southwest Bancorporation of Texas, Inc.
                  4400 Post Oak Parkway
                  Houston, Texas 77027

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                                  -----------




                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                                TABLE OF CONTENTS

                                  -----------

                                                                                                   PAGE(s)
                                                                                                   -------
Report of Independent Accountants                                                                     1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 2002 and 2001                                                         2

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    2002, 2001 and 2000                                                                               3

  Notes to Financial Statements                                                                      4-8

Supplementary Schedule*:

  Schedule H, Item 4i - Assets Held for Investment
    Purposes as of December 31, 2002                                                                  9

* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2002 has been omitted because all investment transactions in the Plan were participant directed and, therefore, not reportable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
Southwest Bank of Texas 401(k)
  Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the three years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.


                                          /s/ Ham, Langston & Brezina, L.L.P.


Houston, Texas
June 24, 2003

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001

                                   ----------

                                                           2002           2001
                                                        -----------    -----------
Cash                                                    $    84,665    $   369,815
Investments:
  Money market funds                                         55,063          2,512
  Common stock                                           11,053,129*    11,516,676*
  Investment in Fairmont Park JV                            295,606        348,197
  Shares of registered investment companies, reported
    at fair value:
    Hand Benefits and Trust Short Term Income Fund        8,348,966*     6,718,565*
    Fidelity Spartan US Equity Index Fund                 3,191,665*     3,453,717*
    Fidelity Spartan Government Income Fund               1,302,879        245,211
    Hand Benefits and Trust SMART Aggressive Fund           551,120        752,282
    Hand Benefits and Trust SMART Moderate Fund           1,505,190      1,601,553
    Hand Benefits and Trust SMART Conservative Fund         896,868      1,149,091
    American Funds Fundamental Fund A                     1,539,821      1,473,564
    AIM Aggressive Growth Fund                            2,104,284      2,324,675*
    AIM Balanced Fund A                                   1,575,310      1,882,370
    AIM Charter Fund                                      1,862,602      2,185,462*
    AIM Global Science & Technology Fund                    166,230        279,738
    AIM Value Fund Class A                                       --      3,339,519*
    AIM Premier Equity Fund A                             2,420,468*            --
    Janus Worldwide Fund                                  2,572,891*     2,780,580*
    Janus Enterprise Fund                                   732,222        746,549
    Loomis Sayles Bond Fund                                 781,972        527,990
                                                        -----------    -----------
      Total investments                                  40,956,286     41,328,251

Accounts receivable                                          15,239         21,223

Loans to participants                                     1,555,886      1,038,400
                                                        -----------    -----------

          Net assets                                     42,612,076    $42,757,689

Accounts payable - purchase of securities                     6,296             --
                                                        -----------    -----------

       Net assets available for benefits                $42,605,780    $42,757,689
                                                        ===========    ===========



* Represents five percent or more of net assets.


                     The accompanying notes are an integral
                       part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                   ----------

                                                      2002            2001            2000
                                                  ------------    ------------    ------------
Additions to net assets attributable to:
  Investment income:
    Interest and/or dividends                     $     89,483    $     70,097    $     70,269
    Net (depreciation)/appreciation in fair
      value of investments                          (5,113,654)     (8,211,290)      7,535,128
    Decrease in value of investment in Fairmont
      Park JV                                          (52,591)             --              --
                                                  ------------    ------------    ------------

      Total investment income (loss)                (5,076,762)     (8,141,193)      7,605,397
                                                  ------------    ------------    ------------

  Contributions:
    Transfer in from other plan                             --       8,995,939              --
    Employer                                         2,480,482       2,173,022       1,691,577
    Employee                                         5,002,962       4,336,616       3,524,181
    Other                                               21,273          16,326           2,161
                                                  ------------    ------------    ------------

      Total contributions                            7,504,717      15,521,903       5,217,919
                                                  ------------    ------------    ------------

        Total additions                              2,427,955       7,380,710      12,823,316
                                                  ------------    ------------    ------------

Deductions from net assets attributable to:
  Benefits to participants                           2,537,102       3,138,668       3,737,572
  Administrative expenses                               42,762          12,652          57,870
                                                  ------------    ------------    ------------

        Total deductions                             2,579,864       3,151,320       3,795,442
                                                  ------------    ------------    ------------

Increase (decrease) in net assets available
  for benefits                                        (151,909)      4,229,390       9,027,874

Net assets available for benefits at beginning
  of year                                           42,757,689      38,528,299      29,500,425
                                                  ------------    ------------    ------------

Net assets available for benefits at end
  of year                                         $ 42,605,780    $ 42,757,689    $ 38,528,299
                                                  ============    ============    ============





                     The accompanying notes are an integral
                       part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   -----------

1.       DESCRIPTION OF PLAN

         The following description of the Southwest Bank of Texas (the "Company") 401(k) Savings Plan (the "Plan") (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

         GENERAL

         The Plan, adopted by the Company's board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one full year of service as defined in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

         On April 1, 2001 the Profit Sharing Plan for Employees of Citizens Bank and Trust Company of Baytown, Texas (the "Citizen Plan") was merged into the Plan. Upon termination of the Citizen Plan, the trustee of the Citizen Plan was directed to transfer the net assets of the Citizen Plan to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Citizen Plan. The total amount of net assets available for benefits transferred was $8,995,939.

         In addition, the Plan was amended to provide service credit for eligibility and vesting for individuals employed by Citizens Bank and Trust Company of Baytown, Texas as of the date of merger and who subsequently became employees of the Company.

         Effective January 1, 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

         CONTRIBUTIONS

         Each year participants may elect to defer from 1% to 18% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code. The Company is required to make matching contributions equal to 100% of the participant's eligible deferred contributions not to exceed 6% of the participant's annual compensation for the Plan Year. The Plan also allows the Company to make discretionary contributions as determined by the board of directors.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. Forfeitures can be used to pay expenses under the Plan. Forfeitures not used to pay expenses are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. The Company pays substantially all expenses of plan administration.

         VESTING

         Participants are immediately vested in their contributions and earnings thereon, and are vested in the employer contributions as follows:

                 Years of Service                         Vesting
                 ----------------                         -------
                  Less than 2                                 0%
                        2                                    40%
                        3                                    60%
                        4                                    80%
                  5 or more                                 100%

                                    Continued
                                       -4-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                  -----------


1.     DESCRIPTION OF PLAN, CONTINUED

       PARTICIPANT LOANS

       The Custodian may make loans to participants from the Plan, subject to the provisions of the trust instrument.

       PAYMENT OF BENEFITS

       The account of a withdrawing participant is equal to the current market value of his or her vested balance in the account. The normal retirement age under the Plan is 65 but early retirement is allowed at or after age
       55. Hardship and in-service withdrawals are allowed under the Plan before age 55 but such withdrawals may have income tax consequences to the participant. Benefits are generally paid by lump-sum distribution.

       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

       INVESTMENT OPTIONS

       Upon enrollment in the Plan, a participant may direct all of his or her contributions into one or more of the investment options offered by the Custodian as follows:

       SOUTHWEST BANCORPORATION OF TEXAS, INC. STOCK FUND

       Funds are invested in common stock of Southwest Bancorporation of Texas, Inc. and Subsidiaries.

       HAND BENEFITS AND TRUST SHORT TERM INCOME FUND

       Funds are invested in shares of a registered investment company that invests in short-term obligations (money market accounts, certificates of deposit, or commercial paper) and U.S. governmental obligations (treasury bills or agency notes).

       FIDELITY SPARTAN U.S. EQUITY INDEX FUND

       Funds are invested in shares of a registered investment company that invests in selected common stock of the five hundred companies that make up the Standard & Poor's 500 Index ("S&P 500") and in other securities that are based on the S&P 500.

       FIDELITY SPARTAN GOVERNMENT INCOME FUND

       Funds are invested mainly in securities of any maturity issued or guaranteed by the U.S. government and its agencies to provide the opportunity for high current income.

       HAND BENEFITS AND TRUST SMART AGGRESSIVE FUND

       Funds are invested in shares of a registered investment company that invests primarily in common stock of domestic and foreign companies with the potential for high growth.




                                    Continued
                                       -5-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   -----------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       HAND BENEFITS AND TRUST SMART MODERATE FUND

       Funds are invested in shares of a registered investment company that invests in intermediate-term bonds and common stock of domestic and foreign companies with the potential for long-term capital growth.

       HAND BENEFITS AND TRUST SMART CONSERVATIVE FUND

       Funds are invested in shares of a registered investment company that invests in U.S. government securities, intermediate-term bonds and common stock of domestic and foreign companies that provide an opportunity for capital growth that exceeds inflation.

       AMERICAN FUNDS FUNDAMENTAL FUND A

       Funds are invested primarily in common stocks or securities convertible into common stocks to provide long-term growth or capital and income. The funds may also be invested in bonds and debt securities of issuers outside the U.S.

       AIM AGGRESSIVE GROWTH FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of companies with the potential for long-term capital growth.

       AIM BALANCED FUND A

       Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of high-yielding securities including common stocks, preferred stocks, convertible securities and bonds for a high total return consistent with capital preservation.

       AIM CHARTER FUND

       Funds are invested in shares of a registered investment company that invests in income-producing securities, including dividend-paying common stocks and convertible securities, in order to achieve a high total return through a combination of current income and capital appreciation.

       AIM GLOBAL SCIENCE & TECHNOLOGY FUND

       Funds are invested in shares of a registered investment company that invests in equity securities of domestic and foreign telecommunications and technology companies for long-term capital growth.

       AIM VALUE FUND CLASS A

       Funds are invested in shares of a registered investment company that invests in common stocks of large domestic companies which have the potential for long-term capital appreciation. This fund is no longer offered as an investment option as of December 31, 2002.

       AIM PREMIER EQUITY FUND A

       Funds are invested in shares of a registered investment company that invests in equity securities with the potential for long-term capital growth.


                                    Continued
                                       -6-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   -----------

1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       JANUS WORLDWIDE FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of domestic and foreign companies with the potential for long-term capital appreciation in a manner consistent with capital preservation.

       JANUS ENTERPRISE FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of medium-sized companies with the potential for long-term capital growth.

       LOOMIS SAYLES BOND FUND

       Funds are invested in shares of a registered investment company that invests in preferred stocks and long-term bonds in order to achieve a high total return through a combination of current income and capital appreciation.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION

       Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Custodian. Investments in various pooled separate accounts offered by the Custodian are valued at estimated fair value as determined by the Custodian. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan's fiscal year. Investment in the Fairmont Park JV is valued based on an independent appraisal as of December 31, 2002 and 2001.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.



                                    Continued
                                       -7-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   -----------

3.     CREDIT RISK

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

4.     INVESTMENT IN FAIRMONT PARK JV

       The investment in Fairmont Park Joint Venture ("FP Investment") represents a 5.81% ownership interest in a real estate joint venture in Houston, Texas. The FP Investment was transferred into the Plan in connection with its merger with the Citizen Plan in 2001. As per the merger agreement, all Citizen Plan participants as of September 30, 2000 who had an employer profit sharing account under the Citizen Plan shall maintain an interest in the FP Investment. However, this investment became a "frozen" investment fund in which no contributions, loans or in-service withdrawals can be made. All distributions to a terminated participant with an interest in the FP Investment shall be made in cash based upon the valuation of the investment on or preceding such participant's distribution date.

5.     PARTY-IN-INTEREST TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by Hand Benefits and Trust. Hand Benefits and Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Trustee fees paid by the Company, on behalf of the Plan, were $2,961, $104,781 and $40,088 for the years ended December 31, 2002, 2001 and 2000, respectively.

6.     TAX STATUS

       The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code ("IRC"). The Plan obtained its latest determination letter dated April 24, 2001 in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the IRC.

7.     NON-CASH TRANSACTIONS

       Included in benefits to participants for the years ended December 31, 2002, 2001 and 2000 are non-cash distributions of Southwest Bancorporation of Texas, Inc. common stock with a value of $7,467, $49,762 and $194,638, respectively.

                              SUPPLEMENTAL SCHEDULE

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            SCHEDULE H, ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002

                                   ----------

EIN:  76-0028668
PIN:  001

      (b) IDENTIFY OF ISSUE         (c) DESCRIPTION OF INVESTMENT, INCLUDING
      BORROWER, LESSOR OR           MATURITY DATE, RATE OF INTEREST, COLLATERAL,                NUMBER         MARKET
(a)      SIMILAR PARTY                        PAR OR MATURITY VALUE                           OF SHARES        VALUE***
---   ---------------------         --------------------------------------------            --------------   ------------
                                    Investment in Fairmont Park JV                                           $    295,606
 *    Southwest Bancorpora-         Common stock-Southwest Bancorporation
        tion of Texas, Inc.           of Texas, Inc.                                          383,656.0000     11,053,129**
 *    Hand Benefits & Trust         Money market funds                                         55,062.6100         55,063

 *    Hand Benefits & Trust         Shares of registered investment companies:
                                    Hand Benefits and Trust Short Term                      8,348,966.1400      8,348,966**
      Fidelity Spartan                Income Fund                                             102,461.1640      3,191,665**
      Fidelity Spartan              Fidelity Spartan US Equity Index Fund                     115,605.9670      1,302,879
 *    Hand Benefits & Trust         Fidelity Spartan Government Income Fund
                                    Hand Benefits and Trust SMART                              56,641.7980        551,120
 *    Hand Benefits & Trust           Aggressive Fund                                         140,261.7926      1,505,190
 *    Hand Benefits & Trust         Hand Benefits and Trust SMART Moderate Fund
                                    Hand Benefits and Trust SMART                              80,257.4694        896,868
      American Fundamental            Conservative Fund
        Investors                                                                              69,267.6950      1,539,821
      AIM                           American Funds Fundamental Fund A                         287,863.7670      2,104,284
      AIM                           AIM Aggressive Growth Fund                                 75,699.6660      1,575,310
      AIM                           AIM Balanced Fund A                                       193,819.1490      1,862,602
      AIM                           AIM Charter Fund                                           35,595.1620        166,230
      AIM                           AIM Global Science & Technology Fund                      322,299.3840      2,420,468**
      Janus                         AIM Premier Equity Fund A                                  80,077.5160      2,572,891**
      Janus                         Janus Worldwide Fund                                       31,905.1130        732,222
      Loomis                        Janus Enterprise Fund                                      71,153.0240        781,972
                                    Loomis Sayles Bond Fund                                                  ------------

                                    Total investment in shares of registered                                   29,552,488
                                      investment companies                                                   ------------
                                                                                                             $ 40,956,286
                                    Total assets held for investment purposes                                ============

                                    Loans to participants bearing interest at                                $  1,555,886
                                      rates ranging from 6% to 10%                                           ============

*   Represents a party-in-interest transaction.

** Represents investments comprising at least 5% of net assets available for benefits.

*** Cost information is not presented because all investments are participant directed.



                                       -9-